Exhibit 99.1
Shanda Games Announces Updates for “Legend of Immortals"
SHANGHAI, June 10, 2011 /PRNewswire-Asia-FirstCall/ — Shanda Games Limited (“Shanda Games”, or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, today announced that, starting from mid-May, it has received overwhelmingly positive user feedback from its open beta testing of its latest 2.5D massively multiplayer online role playing game (MMORPG) “Legend of Immortals.” As the first example of the Company’s strategy to “communitize” its online games and increase user interaction, “Legend of Immortals” incorporated various social networking features. These features include building up a “Legend of Immortals” social networking site (SNS) outside of the game, allowing users across all servers to share their status and in-game achievements with friends in both the game’s SNS and other third-party SNSs and engaging users with social networking games and other applications on the game’s SNS. The social networking site built for “Legend of Immortals” has been immensely popular and has attracted over 5 million registered users to date. Due in part to the increased socialization of “Legend of Immortals”, the game has risen to become one of the Company’s top 5 games in terms of daily revenue.
In early June, 2011, the Company became aware of a design flaw in “Legend of Immortals”. Accounts using robot programs were able to exploit the flaw by repeatedly performing the same quest and obtain virtual gold coins for free for use in the game and caused temporary inflation in the in-game economy in certain servers. Within 24 hours, Shanda Games had corrected the design flaw and closed approximately 5,000 accounts that held a majority of the virtual gold coins obtained through the design flaw. The Company believes that following these corrective actions, the gamer base is stable and the in-game economy for “Legend of Immortals” is at an appropriate level for a game of its magnitude.
As is consistent with almost all releases of major titles in China, Shanda Games continues to fight cheating programs for “Legend of Immortals.” Shanda Games’ powerful anti-robot technology has detected and closed over 180,000 robot accounts since the commencement of open beta testing. The Company’s prompt and effective anti-cheating measures were welcomed by users and are a necessary step to ensure the longevity of the game.
“Legend of Immortals” is a 2.5D fantasy MMORPG developed in-house by Shanda Games that was adapted from the immensely popular novel “Legend of Immortals” (also known as “Xing Chen Bian” in Chinese), which attracted a vast reader base across Asia. The game has been licensed to South Korea, Taiwan and Vietnam for operation as well.
Shanda Games anticipates releasing a new expansion pack with enhanced features and play mode, as well as additional new elements, in the third quarter of 2011 and is confident in the future prospects of “Legend of Immortals”.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future prospects of “Legend of Immortals,” represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company has not properly corrected the design flaw with “Legend of Immortals,” there are additional design flaws with “Legend of Immortals” of which the Company is aware, the Company has been unable to eliminate all of the gold coins obtained by gold farmers as a result of the design flaw, there are delays in the launch of the expansion packs for “Legend of Immortals,” such expansion packs are not well received by users and “Legend of Immortals” fails to deliver long term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com